

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2014

Via E-mail
Mr. Norman George
Chief Executive Officer
SW Innovative Holdings, Inc.
6666 Harwin, Suite 664
Huston, TX 77036

> **Re: SW Innovative Holdings, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 1, 2014**
> **File No. 024-10427**

Dear Mr. George:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Balance Sheet, page 14

1.   Please revise the column "for the nine months Sept 30, 2014" to "as of September 30, 2014" on this page and on page 40.

Item 5. Use of Proceeds to Issuer, page 23

2.   We note in response to comment 4 of our prior letter you state you revised the disclosure in your offering circular. We do not see these revisions and reissue our prior comment. Please revise this section to provide the specific purposes for which the net proceeds from this offering are intended to be used, and the approximate amount intended to be used for each such purpose. Additionally, please include a discussion on how management will distribute the proceeds if the maximum offering is not met. Please refer to Offering Circular Model B. Item 5 of Form 1-A.

Index to Financial Statements, page 36

3.   Please revise to reflect accurate page numbers in future amendments.

Financial Statements, pages 40-75

4.   Please revise to label the title of the financial statements and notes to the financial
       statements as "unaudited."

Statement of Operations, page 41
Statements of Cash Flows, page 42

5.   We note your response to comment 9. As previously requested, please present the
       cumulative amount for the period from September 3, 2003 (Inception) through September
       30, 2014.

Statements of Changes in Stockholders' Equity (Deficit) for the Period From December 31, 2012
to September 30, 2014, page 44

6.   We note your response to comment 10. As previously requested, please revise the
       financial statements and related notes to the financial statements to give a retroactive
       effect to the change of par value on June 13, 2014.

7.   We note your response to comment 11. As indicated in our comment, please clarify
       when those stock subscriptions were issued. In your response, you indicated that the
       stock subscriptions were received in 2013 and 2014, respectively. However, we note in
       your statements of changes in stockholders' equity (deficit) that all $83,500 was received
       at June 30, 2014. Please reconcile and revise accordingly. Further, please tell us how
       such cash payments were reflected in the statements of cash flow.

Notes to Financial Results June 30, 2014

8.   Please provide notes to the financial statements for nine months ended September 30,
       2014 and delete the notes to the financial statements for six months ended June 30, 2014.

2. Summary of Significant Accounting Policies

Revenue Recognition, pages 49 and 68

9.   We note your response to comment 13. You indicated that you have made the required
       disclosure. However, it appears to us your disclosure on revenue recognition is the same
       as the original filing. As previously requested, please revise to disclose your accounting
       for prepaid telephone service including when the related revenue is recognized.

5. Investment, pages 51 and 71

10.   We note your response to comment 15. Please tell us how the Board assessed the property value at $104,026 and disclose the fair value of the property as of each balance sheet date.

6. Note Payable, page 51

11.   We note your response to our comment 16. Please state the conversion price of the $75,000 loan from the non-affiliate.

12.   Please reconcile the short-term and long-term note payable on the balance sheet for each note disclosed in the footnote on this page and on page 72.

13.   We note your response to our comment 17. Please tell us your consideration of ASC 470-20-25 paragraph 2 to 3 and paragraph 12 to 13 in assessing the fair value of the warrant issued in connection with the $75,000 convertible notes.

14.   We note your response to our comment 18. Please clarify to us how you are accounting for the principal and accrued interest payable balances of $199,368 and $34,941, respectively, when the notes payable were converted. In addition, please tell us how you presented such conversions in the statements of shareholders' equity (deficit). We did not note such transactions on page 44. Further, as indicated in our previous comment, please disclose the 2013 transactions and the accounting related to the convertible notes and related derivatives in the footnotes.

Statements of Operations, page 61
Statements of Cash Flows, page 63

15.   Please present the cumulative amount for the period from September 3, 2003 (Inception) through December 31, 2013.

Notes to Financial Results for December 31, 2013 and 2012

16.   We note that you referenced the notes for FY 2013 and FY 2012 financial information. However, we note that you disclosed FY 2011 and FY 2012 financial information in the notes. As such, please revise to reflect the correct information.

3. Going Concern and Liquidity, page 70

17.   Since the financial statements and notes to the financial statements are unaudited, please delete the third paragraph. In addition, please revise to disclose that there is substantial doubt as to your ability to continue as a going concern. We note your disclosure on page 51.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 251 and 252 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Dean Suehiro Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
         Warren Archer, Esq.